                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934



                             OZ COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                      NONE
                                 (CUSIP Number)

                               Jocelyn Cote, Esq.
                    1250 Rene-Levesque Blvd. West, 4th Floor
                                Montreal, Quebec
                                 H3B 4W8 Canada

                            Tel. No.: (514) 937-2121
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 28, 2002
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

CUSIP NO. None                                                Page 2 of 21 Pages

           1  NAME OF REPORTING PERSON

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   MICROCELL TELECOMMUNICATIONS INC.

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                                      (b)   [x]
           3  SEC USE ONLY

           4  SOURCE OF FUNDS

                   OO

           5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   CANADA

                                     7  SOLE VOTING POWER

                                             6,106,700 SHARES
  NUMBER OF                          8  SHARED VOTING POWER
   SHARES
 BENEFICIALLY                                 -0- SHARES
OWNED BY EACH
  REPORTING                          9  SOLE DISPOSITIVE POWER
 PERSON WITH
                                              6,106,700 SHARES

                                    10  SHARED DISPOSITIVE POWER

                                              -0- SHARES

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,106,700 SHARES

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.2% based on 85,088,436 shares of Common Stock outstanding as of February 28, 2002.

          14  TYPE OF REPORTING PERSON

                   CO

CUSIP NO. None                                                Page 3 of 21 Pages

           1  NAME OF REPORTING PERSON

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   MICROCELL CAPITAL II INC.

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [ ]
                                                                       (b)   [x]
           3  SEC USE ONLY

           4  SOURCE OF FUNDS

                   OO

           5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   CANADA

                                     7  SOLE VOTING POWER
                                              6,106,700 SHARES

  NUMBER OF                          8  SHARED VOTING POWER
   SHARES
 BENEFICIALLY                                 -0- SHARES
OWNED BY EACH
  REPORTING                          9  SOLE DISPOSITIVE POWER
 PERSON WITH
                                              6,106,700 SHARES

                                    10  SHARED DISPOSITIVE POWER

                                              -0- SHARES

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,106,700 SHARES

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.2% based on 85,088,436 shares of Common Stock outstanding as of February 28, 2002.

          14  TYPE OF REPORTING PERSON

                   CO

     This Amendment No. 1 to the Schedule 13D dated November 22, 2000 is being filed on behalf of Microcell Telecommunications Inc. ("Microcell Telecommunications") and Microcell Capital II Inc. ("Microcell Capital") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock") of Oz Communications, Inc. (the "Issuer") beneficially owned by each of them.


Item 2. Identity and Background.

         Item 2 has been amended and restated as follows.

         This statement is being filed by Microcell Telecommunications, a corporation incorporated under the laws of Canada, and Microcell Capital, a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of Microcell Telecommunications. The address of Microcell Telecommunications' principal office is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8 and of its principal business is 1250 Rene-Levesque Blvd. West, 4th Floor, Montreal, Quebec, H3B 4W8. Microcell Telecommunications' principal business is the design and deployment of wireless communications services. The address of Microcell Capital's principal office is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8 and of its principal business is 1250 Rene-Levesque Blvd. West, 4th Floor, Montreal, Quebec, H3B 4W8. Microcell Capital's principal business is to hold the investments of Microcell Telecommunications in private equity funds and in companies that develop and/or provide wireless telecommunications and Internet products and services.

         The name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Microcell Telecommunications and Microcell Capital are set forth in Schedule 1 attached hereto and incorporated herein by reference.

         Neither Microcell Capital nor, to the best of Microcell Capital's knowledge, any of the directors or executive officers of Microcell Capital have been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither Microcell Telecommunications nor, to the best of Microcell Telecommunications' knowledge, any of the directors or executive officers of Microcell Capital have been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         During the last five years, neither Microcell Capital nor, to the best of Microcell Capital's knowledge, any of the directors or executive officers of Microcell Capital have been party to any civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         During the last five years, neither Microcell Telecommunications nor, to the best of Microcell Telecommunications' knowledge, any of the directors or executive officers of Microcell Telecommunications have been party to any civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 has been amended and restated as follows.

         Not applicable.


Item 4. Purpose of Transaction.

         Item 4 has been amended and restated as follows.

         On November 8, 2000, the Issuer completed the acquisition (the "Acquisition") of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a corporation created by Microcell Capital and Ericsson Canada Inc. ("Ericsson Canada") to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada, which was formed to develop mobile Internet applications for network operators in Canada. The Acquisition was structured as a stock-for-stock exchange in which the Issuer issued an aggregate of 16,475,131 shares of Common Stock to Microcell Capital and Ericsson Canada in exchange for all of the issued and outstanding stock of MCE Holding Corporation. Of the aggregate number of shares of Common Stock issued, 11,405,860 shares were issued to Microcell Capital in exchange for 69 common shares of the capital stock of MCE Holding Corporation pursuant to a Share Exchange Agreement between the Issuer and Microcell Capital dated November 8, 2000 (the "Microcell Capital Share Exchange Agreement"). Under the Share Exchange Agreement between Ericsson Canada and the Issuer dated November 8, 2000 (the "Ericsson Share Exchange Agreement"), the Issuer purchased 31 shares of MCE Holding Corporation held by Ericsson Canada in exchange for 5,069,271 shares of the Issuer.

         The Microcell Capital Share Exchange Agreement granted Microcell Capital the right, during the period from February 15, 2002 until April 15, 2002, to require the Issuer to repurchase the 11,405,860 shares delivered to Microcell Capital in connection with the Acquisition at the price of $4,500,000, if prior to February 15, 2002 the Issuer failed to complete a firmly underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or a public offering in which the Issuer's shares are listed or designated for trading on any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act, which offering, in either case, results in a market capitalization of not less than $225 million.

         In connection with the Acquisition, and in order to induce Microcell Capital to enter into the Microcell Capital Share Exchange Agreement, the Issuer, Microcell Capital and Gudjon Mar

Gudjonsson and Skuli Mogensen, who are the founders and directors and officers of the Issuer (the "Founders"), entered into a Shareholder Agreement, dated November 8, 2000, by and among the Issuer, Mr. Mogensen, Mr. Gudjonsson and Microcell Capital (the "Shareholder Agreement"). The Shareholder Agreement gives Microcell Capital the right to participate in any sales of the Issuer's shares by either of the Founders and, with some exceptions, to purchase pro rata shares of the Issuer's securities offered by the Issuer. Furthermore, the Founders agreed in the Shareholder Agreement to vote a sufficient number of their respective shares of Common Stock to enable a nominee chosen by Microcell Capital to sit on the board of directors of the Issuer. This agreement resulted in an increase of the then-current number of directors on the Issuer's board of directors from five to six. The Shareholder Agreement will terminate upon the earlier of (i) Microcell Capital no longer owning any shares of the Common Stock, (ii) the occurrence of certain bankruptcy events relating to the Issuer and (iii) the consummation of a public offering that results in a market for the Issuer's shares where not less than 10% of the total outstanding shares is traded on the Nasdaq National Market or any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act.

         On February 28, 2002, pursuant to a Share Transfer Agreement between Microcell Capital and the Issuer (the "Share Transfer Agreement"), Microcell Capital transferred 5,299,160 shares of Common Stock to the Issuer for cancellation in consideration for the agreement of the Issuer to amend certain contracts by and between Microcell and certain of its affiliates and the Issuer and certain of its affiliates. The agreements that were amended included:

          - The Founders, Microcell Capital and the Issuer amended the Shareholder Agreement to (i) allow Mr. Gudjonsson to transfer his shares of the Common Stock to one or more employees of the Issuer or any of its affiliates pursuant to an option granted directly from Mr. Gudjonsson to such employee in recognition of his or her past or future services to the Issuer or any of its affiliates without triggering Microcell Capital's participation rights and
               (ii) limit the obligation of the Founders to vote for the nominee of Microcell Capital to the Issuer's Board of Directors from an obligation extending for an indefinite period to an obligation to vote solely at the 2002 Annual Meeting of shareholders of the Issuer.

          - Microcell Capital and the Issuer amended the Microcell Capital Share Exchange Agreement to eliminate (i) Microcell Capital's put right under the Microcell Capital Share Exchange Agreement and
               (ii) certain covenants contained in the Microcell Capital Share Exchange Agreement.

         The foregoing summaries of the Ericsson Share Exchange Agreement, the Microcell Capital Share Exchange Agreement, the Shareholder Agreement, the Share Exchange Agreement and the Share Transfer Agreement are not complete descriptions of the terms and conditions thereof and are qualified in their entirety by reference to the full text of the respective agreements, which are incorporated by reference herein.

         Neither Microcell Telecommunications nor Microcell Capital has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         Item 5(a), (b) and (c) have been amended and restated as follows.

                      (a), (b) Microcell Capital beneficially owns 6,106,700
              shares of Common Stock, which constitutes approximately 7.2% of the Common Stock outstanding as of February 28, 2002. The percentage of Common Stock indicated is based on 85,088,436 shares of Common Stock outstanding as of February 28, 2002 which was computed on the basis of the 90,387,596 shares of Common Stock reported by the issuer as being outstanding as of September 30, 2001 on its Form 10-QSB as filed with the Commission on November 14, 2001 less the 5,299,160 shares of Common Stock transferred by Microcell Capital to the Issuer for cancellation on February 28, 2002. Microcell Capital has sole voting and dispositive power with respect to 6,106,700 shares of Common Stock, which constitutes approximately 7.2% of the Common Stock outstanding as of February 28, 2002.

                      As a result of its 100% ownership interest in Microcell
              Capital, Microcell Telecommunications may be deemed to beneficially own 6,106,700 shares of Common Stock owned directly by Microcell Capital, which constitutes approximately 7.2% of the Common Stock outstanding as of February 28, 2002. Microcell Telecommunications has sole voting and dispositive power with respect to 6,106,700 shares of Common Stock of which Microcell Capital is the record owner, which constitutes approximately 7.2% of the Common Stock outstanding as of February 28, 2002.

                      To the best knowledge of Microcell Capital, no director or executive officer of Microcell Capital owns or has any right to acquire, directly or indirectly, any Common Stock. To the best knowledge of Microcell Telecommunications, no director or executive officer of Microcell Telecommunications owns or has any right to acquire, directly or indirectly, any Common Stock.

                      By virtue of the February 28, 2002 amendment to the
              Shareholder Agreement, Microcell Capital and Microcell Telecommunications believe they no longer constitute a "group" with the Founders within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                      Microcell Capital and Microcell Telecommunications
              disclaim beneficial ownership of the 53,194,000 shares of Common Stock beneficially owned by the Founders.

                      (c) Except as described in Item 4, neither Microcell
              Capital nor any executive officer or director of Microcell Capital has effected any transactions in the Common Stock in the last 60 days. Except as described in Item 4, by virtue of its 100% ownership of Microcell Capital, neither Microcell Telecommunications nor any executive officer or director of Microcell Telecommunications has effected any transactions in the Common Stock in the last 60 days.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 7.5 Share Transfer Agreement, dated February 28, 2002 between Microcell Capital II Inc. and OZ Communications, Inc.

EXHIBIT 7.6 Amending Agreement, dated February as of 28, 2002 among Gudjon Mar Gudjonsson, Skuli Mogensen, OZ Communications, Inc. and Microcell Capital II Inc. to the Shareholders Agreement dated as of November 8, 2000.

EXHIBIT 7.7 Amending Agreement, dated February as of 28, 2002 between OZ Communications, Inc. and Microcell Capital II Inc. to the Share Exchange Agreement dated as of November 8, 2000.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2002



MICROCELL TELECOMMUNICATIONS INC.



By: /s/ Jocelyn Cote
    --------------------------------------------------------------
      Name: Jocelyn Cote
      Title: Vice-President, Legal Affairs and Assistant Secretary



MICROCELL CAPITAL II INC.



By: /s/ Jocelyn Cote
    --------------------------------------------------------------
      Name: Jocelyn Cote
      Title: Assistant Secretary

                                   SCHEDULE 1
                            MICROCELL CAPITAL II INC

                         DIRECTOR AND EXECUTIVE OFFICERS

----------------------------------------------------------------------------------------------------------------------
       POSITION WITH                    NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
 MICROCELL CAPITAL II INC.                   ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
                                                                                      (PRINCIPAL BUSINESS) AND ADDRESS
                                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER
----------------------------------------------------------------------------------------------------------------------
I.   DIRECTOR

Director                     Andre Tremblay                             Canadian     President and Chief Executive
                             Microcell Telecommunications Inc.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

----------------------------------------------------------------------------------------------------------------------
       POSITION WITH                    NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
 MICROCELL CAPITAL II INC.                   ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
                                                                                      (PRINCIPAL BUSINESS) AND ADDRESS
                                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER
----------------------------------------------------------------------------------------------------------------------
II.   EXECUTIVE OFFICERS

President                    Andre Tremblay                             Canadian     President and Chief Executive
                             Microcell Telecommunications Inc.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Vice-President               Alan MacIntosh                             Canadian     Vice-President and Partner of
                             Argo Global Capital                                     Argo Global Capital
                             1250 Rene-Levesque Blvd. West
                             38th floor
                             Montreal, Quebec  H3B 4W8

Treasurer                    Jacques Leduc                              Canadian     Chief Financial Officer and
                             Microcell Telecommunications Inc.                       Treasurer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Secretary                    Michel Cordeau                             Canadian     Lawyer, Telesystem Ltd and
                             Telesystem Ltd.                                         Secretary of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             38th floor
                             Montreal, Quebec  H3B 4W8

Assistant Secretary          Jocelyn Cote                               Canadian     Vice-President, Legal Affairs and
                             Microcell Telecommunications Inc.                       Assistant Secretary of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

                        MICROCELL TELECOMMUNICATIONS INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

       POSITION WITH                    NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
         MICROCELL                           ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
    TELECOMMUNICATIONS                                                               (PRINCIPAL BUSINESS) AND ADDRESS
           INC.                                                                        (IF DIFFERENT THAN BUSINESS
                                                                                           ADDRESS) OF EMPLOYER
----------------------------------------------------------------------------------------------------------------------
I.   DIRECTORS

Chairman of the Board and    Charles Sirois                             Canadian     Chairman of the Board of
Director                     TELESYSTEM LTD.                                         Microcell Telecommunications Inc.
                             1250 Rene-Levesque Blvd. West                           and Chairman of the Board and
                             38th floor                                              President of Telesystem Ltd.
                             Montreal, Quebec  H3B 4W8

Director                     Noel Bambrough                                USA       Executive Vice-president and
                             Intacta Technologies Inc.                               Chief Operating Officer of
                             945 East Paces Ferry Road N.E.                          Intacta Technologies Inc.
                             Suite 1445
                             Atlanta, Georgia 30326 USA

Director                     Andre Bureau                               Canadian     Chairman of the Board of Astral
                             Astral Media Inc.                                       Media Inc.
                             2100 Sainte-Catherine Street West
                             Suite 1000
                             Montreal, Quebec  M3M 2T3

Director                     Daniel Cyr                                 Canadian     Senior Vice-president and Chief
                             Telesystem Ltd.                                         Financial Officer of Telesystem
                             1250 Rene-Levesque Blvd. West                           Ltd.
                             38th floor
                             Montreal, Quebec  H3B 4W8

Director                     Michael Cytrynbaum                         Canadian     Chairman of the Board of Look
                             First Fiscal Management Inc.                            Communications Inc.
                             1040 - 885 West Georgia Street
                             Vancouver, British Columbia
                             V6C 3E8

Director                     Bruno Ducharme                             Canadian     President and Chief Executive
                             Telesystem International Wireless Inc.                  Officer of Telesystem
                             1000 de la Gauchetiere Street West                      International Wireless Inc.
                             16th floor
                             Montreal, Quebec  H3B 4W5

Director                     Martin Fafard                              Canadian     Vice-President, Investments
                             Capital Communications CDPQ Inc.                        Telecommunications of Capital
                             2001, avenue McGill College,                            Communications CDPQ Inc.
                             7th floor
                             Montreal,  Quebec  H3A 1G1

Director                     James Joseph Healy                            USA       President of Cook Inlet
                             Cook Inlet VoiceStream PCS                              VoiceStream PCS
                             12920 SE 38th Street,
                             Bellevue WA 98006  USA

Director                     Bernard Lamarre                            Canadian     Chairman of the Board of Groupe
                             Groupe Bellechase Sante Inc.                            Bellechase Sante Inc.
                             4850 Cedar Crescent
                             Montreal, Quebec  H3W 2H9

Director                     Pierre Laurin                              Canadian     Executive in residence at Ecoles
                             Ecole des Hautes Etudes Commerciales                    des Hautes Etudes Commerciales
                             3000 chemin de la Cote St-Catherine
                             Montreal, Quebec  H3T 2A7

Director                     Monique F. Leroux                          Canadian     President of Societe Financiere
                             Societe Financiere Desjardins -                         Desjardins - Laurentienne and
                             Laurentienne                                            Chief Executive Officer of its
                             1 Complexe Desjardins                                   Subscridiaries
                             Tour Sud,  39th Floor
                             CP 1050, Succursale Desjardins
                             Montreal, Quebec  H5B 1J1

Director                     Dirk Mosa                                   German      Vice-President, Corporate
                             VoiceStream Wireless Corporation                        Development of VoiceStream
                             12920 SE 38th Street,                                   Wireless Corporation
                             Bellevue WA 98006  USA

Director                     Andre Tremblay                             Canadian     President and Chief Executive
                             Microcell Telecommunications Inc.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

----------------------------------------------------------------------------------------------------------------------
       POSITION WITH                    NAME AND BUSINESS              CITIZENSHIP    PRESENT PRINCIPAL OCCUPATION OR
         MICROCELL                           ADDRESS                                   EMPLOYMENT INCLUDING THE NAME
    TELECOMMUNICATIONS                                                              (PRINCIPAL BUSINESS) AND ADDRESS
           INC.                                                                         (IF DIFFERENT THAN BUSINESS
                                                                                            ADDRESS) OF EMPLOYER
----------------------------------------------------------------------------------------------------------------------
II.   EXECUTIVE OFFICERS

President and Chief          Andre Tremblay                           Canadian       President and Chief Executive
Executive Officer            Microcell Telecommunications Inc.                       Officer of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Chairman of the Board        Charles Sirois                           Canadian       Chairman of the Board of
                             Telesystem Ltd.                                         Microcell Telecommunications Inc.
                             1250 Rene-Levesque Blvd. West                           and Chairman of the Board and
                             38th floor                                              President of Telesystem Ltd.
                             Montreal, Quebec  H3B 4W8

President and Chief          Alain Rheaume                            Canadian       President and Chief Executive
Executive Officer of the     Microcell Telecommunications Inc.                       Officer of the Corporation's
division Microcell PCS       1250 Rene-Levesque Blvd. West                           division, Microcell PCS
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Secretary                    Michel Cordeau                           Canadian       Lawyer, Telesystem Ltd. and
                             Telesystem Ltd.                                         Secretary of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             38th floor
                             Montreal, Quebec  H3B 4W8

Vice-President, Legal        Jocelyn Cote                             Canadian       Vice-President, Legal Affairs and
Affairs and Assistant        Microcell Telecommunications Inc.                       Assistant Secretary of Microcell
Secretary                    1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Chief Financial Officer      Jacques Leduc                            Canadian       Chief Financial Officer of
and Treasurer                Microcell Telecommunications Inc.                       Microcell Telecommunications Inc.
                             1250 Rene-Levesque Blvd. West
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Chief Information Officer    Pierre Bonin                             Canadian       Chief Information Officer of
                             Microcell Telecommunications Inc.                       Microcell Telecommunications Inc.
                             1250 Rene-Levesque Blvd. West
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Vice-President, Regulatory   Dean Proctor                             Canadian       Vice-President, Regulatory
Affairs                      Microcell Telecommunications Inc.                       Affairs of Microcell
                             1250 Rene-Levesque Blvd. West                           Telecommunications Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8

Vice-President, Human        Gaetan Jacques                           Canadian       Vice-President, Human Resources
Resources                    Microcell Telecommunications Inc.                       of Microcell Telecommunications
                             1250 Rene-Levesque Blvd. West                           Inc.
                             Suite 400
                             Montreal, Quebec  H3B 4W8